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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         NETFRAME SYSTEMS INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                         NETFRAME SYSTEMS INCORPORATED
                       (NAME OF PERSON FILING STATEMENT)

                               ----------------

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   64-1106109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                ROBERT L. PUETTE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         NETFRAME SYSTEMS INCORPORATED
                                1545 BARBER LANE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 474-1000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                               ----------------

                                   COPIES TO:
                               RICHARD HART, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (415) 493-9300

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "SCHEDULE 14D-9") relates to an offer by Payette Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Micron Electronics, Inc., a Minnesota corporation, to purchase all of the Shares (as defined below) of NetFRAME Systems Incorporated, a Delaware corporation. Capitalized terms used herein and not otherwise defined herein shall have the meaning assigned to them in the Offer to Purchase dated June 16, 1997, a copy of which is filed as Exhibit (a)(1) hereto (the "OFFER TO PURCHASE").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is NetFRAME Systems Incorporated, a Delaware corporation (the "COMPANY"). The address of the principal executive office of the Company is 1545 Barber Lane, Milpitas, California 95035. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of the Company, par value $.001 per share, and all associated rights, including Preferred Share Purchase Rights (the "SHARES").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Schedule 14D-9 relates to the tender offer (the "OFFER") disclosed in the Schedule 14D-1 dated June 16, 1997 (as amended or supplemented, the "SCHEDULE 14D-1") filed with the Securities and Exchange Commission (the "COMMISSION") by Micron Electronics, Inc., a Minnesota corporation ("MICRON"), and Payette Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Micron (the "PURCHASER"), relating to an offer by the Purchaser to purchase all outstanding Shares at a price of $1.00 per share, net to the seller in cash, without interest thereon (the "OFFER PRICE"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related letter of transmittal ("LETTER OF TRANSMITTAL"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The principal executive offices of each of Micron and the Purchaser are located at 900 East Karcher Road, Nampa, Idaho 83687.

  The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 10, 1997 (the "MERGER AGREEMENT") among the Company, Micron and the Purchaser. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this
Schedule 14D-9 and is hereby incorporated by reference. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("DELAWARE LAW"), Purchaser will be merged with and into the Company (the "MERGER"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "SURVIVING CORPORATION") and will become a wholly owned subsidiary of Micron. At the effective time of the Merger (the "EFFECTIVE TIME"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, or owned by the Purchaser, by Micron, or any other subsidiary of Micron or Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware Law) will be canceled and converted automatically into the right to receive $1.00 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "MERGER CONSIDERATION"). The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

  (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A (the "Information Statement"), other such
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contracts, arrangements and understandings are set forth below. The
Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

INDEMNIFICATION AGREEMENTS

  The Company is party to indemnification agreements with each person who, as of June 9, 1997, was either a director or an executive officer of the Company. The Company is also party to indemnification agreements with certain key employees of the Company. The indemnification agreements generally provide (i) for indemnification against all costs and expenses (including attorneys' fees) actually and reasonably incurred by the indemnitee in connection with the investigation, defense or appeal of any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism related to the fact that such indemnitee is or was serving the Company (or a subsidiary of the Company) as a director, officer, employee, agent or fiduciary, or by reason of any action or inaction on the part of indemnitee while serving in such capacity and any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless it is determined that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of any such advances to the Company if it is determined that the indemnitee is not entitled to such indemnification. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware Law, the Company's Certificate of Incorporation, Bylaws or otherwise. A copy of the form of indemnification agreement has been filed as Exhibit (c)(2) to this Schedule 14D-9 and is hereby incorporated by reference.

  The Certificate of Incorporation of the Company, as amended to date (the "CERTIFICATE OF INCORPORATION"), limits the personal liability of directors of the Company and provides for indemnification of the officers and directors of the Company, in each case to the fullest extent permitted by Delaware Law. A copy of the Certificate of Incorporation of the Company has been filed as Exhibit (c)(3) to this Schedule 14D-9 and is hereby incorporated by reference.
Article VI of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of the Bylaws of the Company has been filed as Exhibit (c)(4) to this Schedule 14D-9 and is hereby incorporated by reference.

PRIOR RELATIONSHIP WITH MICRON

  Micron's wholly owned subsidiary, Micron Custom Manufacturing Services, Inc. ("CMS") has previously provided contract assembly services for the Company. In 1994, the Company purchased approximately $8.4 million and, in 1995, approximately $10.7 million of products, primarily for memory intensive custom boards. In 1996, purchases were approximately $9.5 million for customized circuit boards and double sided memory modules. Year to date purchases through May 31, 1997 were approximately $1.4 million, primarily for double sided memory modules. As of June 16, 1997, outstanding trade payables owed to CMS totaled approximately $420,000 for products ordered by the Company but not delivered by CMS. In addition, CMS currently maintains inventory of certain products specifically used in products manufactured on behalf of the Company.

THE MERGER AGREEMENT

  The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 (the "SCHEDULE 14D-1") filed by Purchaser and Micron with the Commission in connection with the Offer and as Exhibit (c)(1) to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement. Capitalized terms not otherwise defined in the following description of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

  The Offer. The Merger Agreement provides for the commencement of the Offer within five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of

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Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 14 hereof. Purchaser and Micron have agreed that no change in the Offer may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those set forth in Section 14 hereof, changes the form of consideration payable in the Offer or amends any other material terms of the Offer in a manner materially adverse to the Company's stockholders.

  The Merger. The Merger Agreement provides that, following consummation of the Offer and upon the terms and subject to the conditions in the Merger Agreement and in accordance with Delaware Law, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation (the "SURVIVING CORPORATION") and will become a direct or indirect wholly owned subsidiary of Micron. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Micron or any other subsidiary of Micron and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be automatically converted into, and exchanged for, the right to receive the Merger Consideration.

  Pursuant to the Merger Agreement, each share of common stock, par value $.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.001 per share, of the Surviving Corporation.

  The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement further provides that the Certificate of Incorporation and by-laws of Purchaser as in effect at the Effective Time shall be the Certificate of Incorporation and by-laws of the Surviving Corporation.

  Agreements of Micron, Purchaser and the Company. Pursuant to and subject to the conditions in the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following expiration of the Offer for the purpose of approval of the Merger, and any other actions contemplated by the Merger Agreement which require the approval of the Company's stockholders (the "STOCKHOLDERS' MEETING"). If Purchaser acquires a majority of the outstanding Shares pursuant to the Offer, Purchaser will have sufficient voting power to approve the Merger, even if no other stockholder votes in favor of the Merger.

  The Merger Agreement provides that the Company will, if necessary, as soon as practicable following expiration of the Offer, file with the Commission under the Exchange Act, a proxy statement and related proxy materials (the "PROXY STATEMENT") with respect to the Stockholders' Meeting and will use its best efforts to respond to any comments of the Commission and to cause the Proxy Statement to be mailed to stockholders of the Company as promptly as practicable after responding to all such comments to the satisfaction of the staff of the Commission. The Company has agreed, subject to certain fiduciary duties under applicable law as described below, to include in the Proxy Statement the recommendation of the Board of Directors that the stockholders of the Company approve and adopt the Merger. The Merger Agreement provides that, in the event that Purchaser or any other subsidiary of Micron acquires at least 90 percent of the then outstanding Shares, Micron, Purchaser and the Company agree, at the request of Micron, to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after expiration of the Offer, without a meeting of the Company's stockholders, in accordance with Delaware Law.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed to carry on the businesses of the Company and its subsidiaries in the ordinary course and to use its reasonable efforts in light of its current financial condition to preserve intact their current business organization, to keep available the services of their current officers and employees and to preserve relations with distributors, licensors, contractors, customers,

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suppliers, lenders, employees and others having business dealings with any of them. The Merger Agreement provides that, except as permitted by the terms of the Merger Agreement, neither the Company nor any subsidiary will do any of the following, without the prior written consent of Micron: (a) grant or provide any severance or termination pay to any officer or employee except payments under the WARN Act or similar law or regulation after first consulting with Micron, or, after prior written notice to Micron, that are in amounts consistent with the Company's policies and past practices, are pursuant to written plans or agreements outstanding, or policies existing, on the date of the Merger Agreement and are pursuant to arrangements previously disclosed in writing; (b) declare or pay any dividends on or make any other distributions in respect of any of its capital stock (other than by any wholly owned subsidiary of the Company to its parent or, in the case of less than wholly owned subsidiaries as required by agreements existing as of the Merger Agreement) or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its capital stock or purchase, redeem or otherwise acquire any shares of its capital stock or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (c) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, other than the issuance of shares, pursuant to the exercise of Options outstanding as of the date of the Merger Agreement and in accordance with their present terms and pursuant to the Company's employee stock purchase plan; (d) amend its Certificate of Incorporation, by-laws or other charter documents; (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company and its subsidiaries as a whole except purchases of inventory in the ordinary course of business consistent with past practice; (f) sell, lease, license, mortgage or otherwise encumber or subject to any pledge, claim, charge, encumbrance, security interest or lien or otherwise dispose of any of its properties or assets (including intellectual property) except in the ordinary course of business consistent with past practice; (g) incur any indebtedness for borrowed money or draw down on any credit facility or arrangement or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or rights to acquire debt securities, or guarantee any debt securities of others, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (h) except as otherwise contemplated by the Merger Agreement, adopt or amend in any material respect any employee benefit or employee stock purchase or employee option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees other than in the ordinary course of business, consistent with past practice, or change in any material respect any management policies or procedures or otherwise alter or commit to any compensation, benefit or severance or change of control arrangement for or with any officer or employee of the Company or enter into any related or interested party transaction of a nature that would be required to be disclosed in filings with the Commission;
(i) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction (x) of liabilities or obligations the failure of which to satisfy would have a Material Adverse Effect (as described below) on the Company, (y) of liabilities and obligations to employees and (z) in the ordinary course of business consistent with past practice and in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or notes thereto) of the Company included in documents filed with the Commission or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;
(j) make or agree to make any new capital expenditure(s) which individually is in excess of $25,000 or which in the aggregate are in excess of $100,000; (k) make any material tax election or settle or compromise any income or franchise tax liability; (l) except as expressly contemplated by the Merger Agreement, enter into, modify, amend or terminate any contract or agreement binding on the Company or any subsidiary or waive, release or assign any rights or claims thereunder other than contracts or agreements involving purchase of inventory and supplies or sales of products in the ordinary course of business

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and other than discounting of accounts receivable to obtain prompt collection;
(m) terminate or lay off any employees, other than for cause consistent with past practice and Company policy; (n) voluntarily take actions to liquidate or dissolve the Company or to take advantage of bankruptcy or other creditor protection laws; (o) institute any litigation or other proceeding other than in connection with the Merger Agreement or the transactions contemplated thereby; (p) take any action that might cause or constitute a breach of any representation or warranty made by the Company in the Agreement; or (q) authorize any of, or commit or agree to take any of, the foregoing actions.

  Further, the Company and Micron have agreed not to, and not to permit any of their respective subsidiaries to, knowingly and willfully, take deliberate action that would cause any of their representations and warranties set forth in the Agreement to become untrue with respect to the Company, in such a manner, as would have a Material Adverse Effect on the Company or, with respect to Micron, in any material respect as of the date when made, or that would cause any of the conditions to the Offer or to the Merger not being satisfied. "Material Adverse Change" and "Material Adverse Effect" means, when used in connection with the Company, any change or effect that is materially adverse to the Company's business, properties, assets, financial condition or results of operations, excluding those changes, effects and developments that result from (i) the announcement or pendency of the Offer, (ii) general economic conditions or (iii) conditions affecting the industry in which the Company competes.

  The Merger Agreement provides that, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares which satisfies the Minimum Condition (as defined in the Offer to Purchase), Micron will be entitled to designate such number of directors, rounded up to the next whole number, so that the designees of Purchaser constitute the same percentage (but no less than a majority) of the Company's Board of Directors as the percentage of Shares acquired by Purchaser in connection with the Offer. The Merger Agreement also provides that the Company shall, upon request by Micron, promptly increase the size of the Board of Directors to the extent permitted by its Certificate of Incorporation and/or secure the resignations of such number of directors as is necessary to enable Micron's designees to be elected to the Board of Directors and to cause Micron's designees to be so elected.

  The Merger Agreement provides that following the election or appointment of Micron's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company or any extension by the Company of the time for the performance of or waiver of any of the obligations or other acts of Micron or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were directors as of the date of the Merger Agreement or designated by such persons to fill a vacancy. Micron has agreed to take all actions required to maintain at least one such director on the Company's Board of Directors at all times after the consummation of the Offer and until the Effective Time.

  Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause its subsidiaries to afford the officers, employees, accountants, counsel, financial advisors and other representatives of Micron, reasonable access during normal business hours to their properties, books, contracts, commitments, personnel and records and shall furnish or promptly make available to Micron a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, and all other information concerning its business, properties and personnel as Micron may reasonably request.

  The Company has agreed that, until the earlier of the Effective Time or termination of the Merger Agreement, neither it, its subsidiaries nor their respective directors, officers, employees, representatives, investment bankers, attorneys or advisors will, directly or indirectly, (i) solicit, initiate or encourage submission of any "takeover proposals" (as defined below), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal. Under the Merger Agreement, a "takeover proposal" means any

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proposal for a merger or other business combination involving the Company or any of its Significant Subsidiaries (as defined in Regulation 1-02 of Regulation S-X) or any proposal, offer or tender offer to acquire (including by license) in any manner, directly or indirectly, an equity interest in, not less than 10% of the outstanding voting securities of, or assets representing not less than 10% of the annual revenues of the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement. The Company has also agreed that it will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Pursuant to the Merger Agreement, the Company will promptly advise Micron orally and in writing of any request for information or of any takeover proposal, or any inquiry with respect to or which is expected to lead to any takeover proposal, the material terms and conditions of such request, takeover proposal or inquiry and the identity of the person making any such takeover proposal or inquiry. The Company has also agreed to keep Micron informed of the status and material terms of any such request, takeover proposal or inquiry.

  Notwithstanding the foregoing, the Merger Agreement provides that the Company may, to the extent required by fiduciary obligations under applicable law as advised by independent counsel, participate in discussions or negotiations with, or furnish information to, any person in response to a takeover proposal which was not solicited after the date of the Merger Agreement, provided that such information is provided pursuant to a confidentiality agreement in reasonably customary form. If, following receipt of such an unsolicited takeover proposal, the Board of Directors determines in good faith, based on the advice of its outside financial advisors, that such takeover proposal is more favorable to the Company's stockholders than the Offer and the Merger (a "SUPERIOR PROPOSAL"), then the Company may terminate the Merger Agreement, subject to the payment of a break up fee, discussed below. Thereafter, the Company's Board of Directors may accept and enter into any agreement with respect to such Superior Proposal, and the Company's Board of Directors may approve or recommend such Superior Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger. The provisions described in this paragraph shall not prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a takeover proposal pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making any disclosure to the Company's stockholders that, in the judgment of the Board of Directors of the Company is required under applicable law.

  Pursuant to the Merger Agreement, upon the Effective Time, each of the options then outstanding under the Company Stock Option Plans and each other right to acquire shares of Company capital stock will become fully exercisable and vested, whether or not otherwise exercisable and vested. All Options that are outstanding immediately prior to the Effective Time will be canceled at the Effective Time and the holders will be entitled to receive, for each share subject to such Option, an amount of cash equal to the excess, if any, of the Offer Price over the exercise price per Share of such Option, subject to any required withholding taxes. The Company's 1992 Employee Stock Purchase Plan will be terminated on the earlier of July 31, 1997 or the Effective Time. If terminated at the Effective Time, the Company will take such actions as are necessary to cause the exercise date thereunder to occur on the last trading day immediately prior to the Merger. On such date, any funds credited as of such date under the purchase plan within each participant's payroll withholdings account will be deemed applied to the purchase of whole shares of the Company's Common Stock in accordance with the terms of such purchase plan and the shares of Company Common Stock issuable as a result thereof will be deemed outstanding and converted to Merger Consideration in the Merger pursuant to the terms of the Merger Agreement.

  Micron has agreed to fulfill and honor and cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and any of its subsidiaries and their respective directors and officers existing prior to the Merger Agreement. From and after the Effective Time, such obligations will be the joint and several obligations of Micron and the Surviving Corporation, and Micron has assumed such obligations. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of the Company, which provisions will not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely

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affect the rights of the individuals who, immediately prior to the Effective
Time, were directors, officers, employees or agents of the Company or its subsidiaries, unless required by law.

  For at least two years from the Effective Time, Micron shall maintain in effect the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time for those persons who are directors and officers as of the date of the Merger Agreement, so long as the annual premium would not be in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement. If the existing insurance expires, is terminated or is canceled during such two year period, Micron will use all reasonable efforts to cause as much insurance to be obtained as possible for the remainder of the period for an annualized premium not in excess of the amount indicated above, on terms and conditions no less advantageous than the existing insurance. In lieu of maintaining the Company's current insurance, Micron may elect to add the directors and officers of the Company as of the date of the Merger Agreement to its own insurance policy, provided that such election does not diminish the rights provided to such persons under the Company's existing insurance.

  The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to use its reasonable best efforts to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable the transactions contemplated by the Merger Agreement (including consummation of the Offer and the Merger). Among other things, the Merger Agreement specifies the following actions: (i) obtaining all necessary waivers, consents and approvals from third parties, (ii) obtaining all necessary consents, approvals, waivers, actions and no actions from any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "GOVERNMENTAL ENTITY"), and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement. In particular, the Company has agreed to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement. Further, the Company has agreed that if any state takeover statute or similar statute or regulation becomes applicable to such transactions, it will take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on such transactions.

  The Company and Micron are obligated to give prompt notice to the other party of any representation or warranty made by it in the Merger Agreement so as, with respect to the Company, to have a Material Adverse Effect, or, with respect to Micron, in any material respect. Further, such parties are obligated to give prompt notice of the failure to comply with or satisfy in any material respect any covenant, condition or agreement under the Merger Agreement.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, taxes, litigation, employee benefit plans, real property and leases, intellectual property, environmental matters, and material contracts.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions: (a) if required by Delaware Law, the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) Shares shall have purchased pursuant to the Offer; and (d) no temporary restraining order, preliminary or permanent injunction, judgment or other order, decree or ruling nor any statute, rule, regulation or executive order shall be in effect which would (i) make the acquisition or holding by Micron or its affiliates of Shares or shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger, (ii) prohibit Micron's or Purchaser's ownership or operation of, or compel Micron or Purchaser to dispose of or hold separate, all or a material portion of the business or assets of Purchaser, the Company or any subsidiary thereof, (iii) compel Micron, Purchaser or the Company to dispose of or hold separate all or a material portion of the business or assets of Micron or any of its subsidiaries or the Company or any of its subsidiaries, (iv) impose material limitations on the ability of Micron or Purchaser or their affiliates effectively to exercise full ownership and financial benefits of the Surviving Corporation, or (v) impose any material condition to the Merger Agreement or the Merger, which would be materially adverse to Micron.

  In addition, the obligations of Micron and Purchaser to effect the Merger are further subject to (i) the accuracy of the Company's representations and warranties at the time of the Merger Agreement in all material respects, except with respect to inaccuracies that have since been cured; (ii) the performance in all material respects by the Company of all obligations under the Merger Agreement, except to the extent that the aggregate effect of the failure would not have a Material Adverse Effect or was attributable to Micron; and (iii) the absence of a Material Adverse Change in the Company and its subsidiaries as a whole or an event that is highly probable to result in a Material Adverse Change, except for changes primarily due to employee attrition, and disregarding operating losses incurred in the ordinary course.

  Termination; Fees and Expenses. The Merger Agreement may be terminated, and the Merger and other transactions contemplated thereby may be abandoned, at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of the Company (provided, however, that if Shares are purchased pursuant to the Offer, Micron may not terminate the Merger Agreement): (a) by mutual written consent of Micron and the Company; (b) by Micron or the Company if, as a result of the failure of any of the conditions to the Offer, (i) the Purchaser fails to commence the Offer in the time required by the Merger Agreement, or (ii) the Offer has terminated or expired (as extended, if applicable) in accordance with its terms without the Purchaser having accepted any Shares for payment pursuant to the Offer (provided that the ability to terminate in the above circumstances is not available to a party whose failure to perform under, or breach of the representations or warranties of, the Merger Agreement results in a failure of such conditions); (c) by Micron or the Company, if Purchaser shall not have accepted any Shares for payment by August 5, 1997; (d) by Micron or the Company, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; (e) by the Company, if the Company's Board of Directors determines that there is a Superior Proposal, as described above; or (f) by Micron if (1) the Company's Board of Directors or a committee thereof shall have failed to recommend the Offer, the Merger, or the Merger Agreement, or shall have so resolved; (2) if the Company's Board of Directors or a committee thereof shall have withdrawn or modified in a manner adverse to Micron or Purchaser its approval, or recommendation, of the Offer, the Merger Agreement and the Merger, shall have approved or recommended any takeover proposal, shall have authorized the redemption or amendment of the Rights Agreement after the Company has received a takeover proposal or shall have so resolved to do any of the foregoing; (3) the Company shall have entered into any letter of intent, acquisition agreement or similar agreement with respect to any Superior Proposal or shall have resolved to do so; or (4) the Company's Board of Directors or a committee thereof shall have failed to reaffirm approval or recommendation of the Offer, the Merger or the Merger Agreement, within two business days after receipt of a request from Micron or Purchaser to do so or shall have so resolved (the events described in subsections (f)(1), (2), (3) and (4) being referred to herein as a "BOARD TERMINATION ACTION").

  The Merger Agreement provides that the Company shall pay to Micron, in same or next day funds an amount equal to $750,000 (the "BREAK-UP FEE") in the event of any of the following: (i) the Merger Agreement is terminated as set forth in subsections (b) or (c) in the prior paragraph, as a result of failure of the following conditions to the Offer: (a) the occurrence of a Board Termination Action, (b) any of the representations and warranties of the Company in the Merger Agreement shall have failed to be true and correct in all material respects as of the date of such agreement or shall have thereafter ceased to be true and correct in any material respect, or (c) breach or failure to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company; (ii) the Merger Agreement is terminated because of the occurrence of a Board of Termination Action or because the Company has entered into any letter of intent, acquisition agreement or similar agreement with respect to any Superior Proposal or the Board of Directors or any committee thereof shall have resolved to do so; (iii) (a) prior to expiration of the Offer (or after expiration of the Offer but prior to expiration of a takeover proposal that is made and not subsequently withdrawn prior to the expiration of the Offer or earlier termination of the Merger Agreement), a takeover proposal is made and publicly announced, (b) the Merger Agreement is terminated because Purchaser did not commence the Offer in the required time or the Offer was terminated or expired without Purchaser accepting payment for the Shares, as a result of failure of one of the Offer conditions, or because Purchaser did not accept the Shares for payment prior to August 5, 1997, or because the events described in (i)(a) above have occurred, and (c) within 12 months of the termination of the Merger Agreement, a person acquires or enters into an agreement (the transaction contemplated by which is subsequently consummated) related to acquisition of the Company, assets representing more than 50% of the fair market value of the Company's assets or more than 50% of the shares of the Company's Common Stock then outstanding (together, a "TAKEOVER CLOSING"); or (iv) the Company enters into an agreement with respect to a Superior Proposal.

  Payments under (i), (ii) and (iii) above, are on demand following satisfaction of the indicated conditions; payments under (iv) above, are within two business days of execution of the agreement with respect to a Superior Proposal. No payments are required, notwithstanding the foregoing, if the Merger Agreement is terminated by the Company and either Micron or Purchaser has failed to perform, in any manner that adversely affects the Company or its stockholders, any of its obligations under the Merger Agreement. Payments of the foregoing amounts are not in lieu of damages incurred in the event of willful breach of the Merger Agreement.

  Post Merger Employment Benefits. Employees of the Company who become employed by Micron or any controlled subsidiary thereof after the Effective Time will either, to the extent permitted under the terms of the Company's employee benefit plans, continue to be eligible to participate in such plans, if and for so long as continued, or become eligible to participate in the same standard employee benefit plans as are generally available to Micron employees.

  Preferred Share Rights Agreement. The Company has covenanted and agreed to effect an amendment to the Preferred Share Rights Agreement dated as of October 24, 1996 (the "RIGHTS AGREEMENT") entered into between the Company and The First National Bank of Boston (the "RIGHTS AGENT") to exclude Micron and the Purchaser and their respective Affiliates and Associates (as such terms are defined in the Rights Agreement) from the definition of "Acquiring Person" therein, with respect to the beneficial ownership of the Shares which Micron, the Purchaser and/or any of their respective Affiliates and Associates have obtained the right to acquire, or will acquire, as a result of the transactions contemplated by the Merger Agreement. Such amendment will be effected by the execution of a formal amendment to the Rights Agreement by the Company with the Rights Agent, and the filing with the SEC and declaration of effectiveness of an amendment to the Company's Registration Statement on Form 8-A with respect to such Rights Agreement as soon as possible, and in no event later than five days following the date of the Merger Agreement. The Company has further covenanted and agreed that it will take any and all action necessary to prevent Micron, the Purchaser and their respective Affiliates and Associates from being considered an "Acquiring Person" under the Rights Agreement, and to prevent the occurrence of a "Distribution Date," as defined therein, as a result of the Purchaser's acquisition of Shares upon consummation of the Offer or Micron's or the Purchaser's acquisition of Shares, or rights to acquire same, in connection with the Merger or otherwise pursuant to the Merger Agreement or any of the transactions or documents contemplated thereby, including without limitation pursuant to the Offer, the Merger or the Stock Option Agreement, or any other agreement involving Micron, the Purchaser or any Affiliate or Associate thereof approved by the Board of Directors of the Company.

  Micron Financial Assistance to the Company. Provided that (i) the Company has not breached the Merger Agreement, (ii) Micron is not entitled to terminate the Merger Agreement as a result of the actions of the

Company's Board of Directors described under subsection (f) in the first paragraph of "Termination; Fees and Expenses," above, and (iii) the Merger Agreement has not been terminated, Micron has agreed to provide the Company with $3.5 million in the aggregate in financial assistance (in addition to any amounts payable pursuant to the Technology License Agreement) in the form of either secured loans or guarantees of secured loans, at such times as Micron and the Company may determine. Such financial assistance will be provided pursuant to such funding schedule as is agreed upon by Micron and the Company based upon the Company's financial needs as agreed to by Micron. At the request of Micron, the Company has agreed to use its best efforts to assign or assist in the assignment to Micron of all loans, contracts, agreements, security interests UCC filings, and other rights of CIT Group/Business Credit, Inc. ("CIT") that relate to or are with the Company. In March 1997, the Company obtained an asset based revolving credit facility with CIT to finance eligible accounts receivable and production inventory, subject to certain net worth and other financial covenants. Loans under the CIT credit facility are secured by substantially all of the Company's assets. The CIT credit facility bears interest in an amount equal to prime plus one-half percent. As of June 16, 1997, no amounts were outstanding and the Company has been unable to borrow under this facility.

  While the terms of Micron's financial assistance to the Company have not been fully established, the Company is currently seeking to assist Micron in having the CIT credit facility assigned to Micron to allow Micron to provide the Company with direct secured loans under that facility for working capital purposes. If the CIT credit facility is not assigned to Micron, Micron has indicated that it will consider either a direct secured loan to the Company or a guarantee of a CIT or other financial institution loan. In each case, the Company has been informed that Micron anticipates that the interest rate under the loan will be at or about market rates, and the loans will come due (or the guarantees will expire) on the earlier of (i) September 30, 1997, (ii) a breach of the Merger Agreement by the Company, (iii) when Micron is entitled to terminate the Merger Agreement as a result of the actions of the Company's Board of Directors described under subsection (f) in the first paragraph of "Termination; Fees and Expenses," or (iv) when the Merger Agreement has been terminated. Accordingly, in any of such instances, which include Micron not acquiring pursuant to the Offer a number of Shares that satisfies the Minimum Condition, Micron could request immediate repayment on any loans it may have extended to the Company and could seek to collect on such loans, which may include foreclosing on any collateral, which foreclosure could have a Material Adverse Effect on the Company. Until termination of the Merger Agreement, Micron, as a creditor of the Company, has agreed not to institute bankruptcy or insolvency proceedings against the Company. During the pendency of the Offer, Micron and the Company may continue existing or enter into additional commercial relationships. For example, the Company has purchased from CMS, an affiliate of Micron, products and contract manufacturing services, as described above, and owes CMS, approximately $420,000 as of June 16, 1997 for products ordered by the Company but not yet delivered by CMS. The Company may continue to contract for manufacturing services from CMS.

THE STOCK OPTION AGREEMENT

  In connection with the execution of the Merger Agreement, Micron and the Company have executed a Stock Option Agreement, whereby the Company has granted to Micron an irrevocable option to purchase shares of the Company's Common Stock as of the first date, if any, upon which an Exercise Event (as defined below) occurs, representing a 19.9% equity stake in the Company at a per share purchase price of $1.00 (the "EXERCISE PRICE") or at Micron's election, by exchanging shares of Common Stock of Micron at a rate, for each option share, of a number of shares of Micron equal to the Exercise Price divided by the closing sale price of Micron shares on the Nasdaq National Market for the trading day immediately preceding the date of closing of the particular option exercise. An "Exercise Event" is considered to occur (i) immediately prior to the earlier of the occurrence of a Board Termination Action or the execution by the Company of an agreement (other than a confidentiality agreement) with respect to any Superior Proposal or the resolution of the Board of Directors to do so, or (ii) immediately prior to the consummation of a tender or exchange offer by a person other than Micron for 50% or more of any class of the Company's capital stock, or (iii) immediately prior to a Takeover Closing as defined above. The Stock Option Agreement terminates upon the earlier of (i) the consummation of the Offer for, and purchase of shares representing, in excess of 50% of the Company's stock, (ii) termination of the Merger Agreement if no Conditional Exercise Event (as defined below) has occurred prior to such termination, or (iii) 12 months following termination of the Merger Agreement if a Conditional Exercise Event (as defined below) has occurred on or prior to the date of such termination. However, if the option is exercisable but cannot be exercised because the HSR waiting period has not expired or been terminated, the option will not terminate until the tenth business day after such impediment to exercise has been removed. A "Conditional Exercise Event" occurs (a) at any time following the time the Company's Board of Directors has taken any of the actions described in (i) of this paragraph, (b) upon the commencement of a tender or exchange offer by a person other than Purchaser or Micron for 50% or more of any class of the Company's capital stock (and/or during any time which such a tender or exchange offer remains open or has been consummated) or (c) at any time following occurrence of a Takeover Closing. The Stock Option Agreement provides for registration rights with respect to the shares issuable thereunder, as well as certain put rights for Micron and call rights (in the event that a takeover proposal is not consummated (or an agreement with respect thereto has not been executed) within one year of the exercise of the option) in favor of the Company. The Stock Option Agreement is filed as Exhibit (c)(5) to this Schedule 14D-9 and is hereby incorporated by reference.

THE TECHNOLOGY LICENSE AGREEMENT

  The Company has granted to Micron, and all of its subsidiaries and affiliates, pursuant to a Technology License Agreement (the "LICENSE AGREEMENT") entered into concurrently with the Merger Agreement, a nonexclusive license to all of the Company's technology associated with the Company's 9000 series server products and any other Company products under development on the effective date of the License Agreement. In consideration of this grant, Micron has agreed to pay the Company a one-time $1.5 million license fee, to be paid in two equal installments, with the first installment to be paid upon execution of the License Agreement and the second installment to be paid upon the Company's delivery of the technology to Micron, which is to take place no later than 30 days after the effective date of the License Agreement. The term of the License Agreement is perpetual. However, Micron may terminate the License Agreement for any reason after thirty days from the effective date thereof. Micron may also terminate for breach by the Company of any material obligation under the License Agreement after 30 days notice and opportunity to cure. Upon termination of the License Agreement, all rights and licenses granted to Micron shall terminate. In addition, in the event that such a termination for breach occurs within five years of the effective date of the License Agreement, the license granted to Micron will terminate and the Company will refund the full license fee to Micron. The License Agreement is filed as Exhibit (c)(6) to this Schedule 14D-9 and is hereby incorporated by reference.

EMPLOYMENT AGREEMENTS

  The Company has entered into change of control agreements (the "CHANGE OF CONTROL AGREEMENTS") with the following executive officers of the Company:
Robert Puette, Bulent Erbilgin, Steve Huey, Vivian Golub, Terry Hartsfield, and Dan McCammon. Under the terms of the Change of Control Agreements, in the event that a change of control results in any such executive officer's involuntary termination without cause or constructive termination within twelve months following a change in control, such executive officer shall be entitled to the following compensation and benefits: (i) a lump sum payment equal to (a) twelve months of pay at the employee's gross base salary rate plus (b) amounts payable under any applicable target bonus; (ii) continued health care benefits, including dependent coverage, for a period of twelve months; and (iii) the acceleration of one half of the employee's unvested outstanding stock options (unless such acceleration would make unavailable "pooling of interests" accounting treatment and the purchase method of accounting is not acceptable to the successor employer).

  The Company has also entered into change of control agreements ("ADDITIONAL AGREEMENTS") with certain key employees of the Company. Under the terms of the Additional Agreements, in the event that a change of control results in any such key employee's involuntary termination without cause or constructive termination within twelve months following a change in control, such executive officer shall be entitled to the following compensation and benefits: (i) a lump sum payment equal to (a) six months of pay at the employee's gross base salary rate plus (b) amounts payable under any applicable target bonus; (ii) continued health care benefits, including dependent coverage, for a period of six months; and (iii) the acceleration of one half of the employee's unvested outstanding stock options (unless such acceleration would make unavailable "pooling of interests" accounting treatment and the purchase method of accounting is not acceptable to the successor employer).

  The term "change in control" is defined in the Change of Control Agreements and the Additional Agreements to occur when (x) another person becomes the direct or indirect beneficial owner of more than fifty percent of the Company's securities, (y) with certain exceptions, the Company is merged or consolidated with another company, or (z) the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets. This description of the Change of Control Agreements and Additional Agreements is qualified in its entirety with reference to the Change of Control Agreements and Additional Agreements, forms of which have been filed as Exhibits (c)(7) and (c)(8), respectively, and are hereby incorporated by reference.

  The consummation of the transactions contemplated by the Merger Agreement constitute a change in control for purposes of the Change of Control Agreements and the Additional Agreements. However, Messrs. Puette, Erbilgin, Hartsfield, and Huey (the "EXECUTIVE OFFICERS") have each signed employment term sheets with Micron. These term sheets (each an "EMPLOYMENT TERM SHEET") provide that the acceptance of the position proposed therein would not constitute actual or constructive termination of employment under the terms of each Executive Officer's Change of Control Agreement. The Change of Control Agreements would otherwise remain in effect.

  The Employment Term Sheets provide the following benefits: base salaries ($330,000 for Mr. Puette; $192,000 for Mr. Erbilgin; $192,000 for Mr. Huey and $175,000 for Mr. Hartsfield); options to purchase Micron common stock, subject to a five year vesting schedule and with an exercise price equal to the underlying common stock's fair market value (75,000 for Mr. Puette; 25,000 for Mr. Erbilgin; 25,000 for Mr. Huey and 25,000 for Mr. Hartsfield); and target bonuses (up to $600,000 for Mr. Puette; up to $192,000 for Mr. Erbilgin; up to $192,000 for Mr. Huey and up to $175,000 for Mr. Hartsfield) based upon the Company's achievement of financial and technological milestones, which require the Company, among other things, to achieve a significant improvement in the Company's financial performance. Each such Employment Term Sheet is conditioned, however, upon the acquisition by Micron of the Company and the approval by the board of directors of Micron of each such term sheet.

  This description of the Employment Term Sheets is qualified in its entirety by reference to the Employment Term Sheets which have been filed as Exhibits
(c)(9), (c)(10), (c)(11) and (c)(12) and are hereby incorporated by reference.

EXECUTIVE BONUS PLAN

  On May 2, 1997, the Company's Board of Directors approved an Executive Bonus Plan in order to focus the efforts of the Company's key executives on certain strategic goals. The Executive Bonus Plan provides that, upon the Company's partnership with a major original equipment manufacturer or the sale of the Company; and the release to manufacturing of the Company's "Raptor 8" product, Mr. Puette is to receive fifty percent of his base salary and certain Vice Presidents of the Company, excluding Sales Vice Presidents, are to receive forty percent of their base salaries. The Plan also provides for additional payments should the Company exceed other objectives. The Company's status with regard to the corporate milestones is to be evaluated in July 1997 and payments under the Executive Bonus Plan, if any, will be made at that time. Any payment under the Executive Bonus Plan is, however, conditioned upon the recipient's continued employment with the Company through June 30, 1997. To the extent that the Offer is successfully consummated, assuming such continued employment condition is met, Mr. Puette and such Vice Presidents would be entitled to receive amounts payable under the Executive Bonus Plan. This description of the Executive Bonus Plan is qualified in its entirety by reference to the Executive Bonus Plan which has been filed as Exhibit (c)(13) and is hereby incorporated by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

 (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

  The Board of Directors of the Company (the "BOARD") has unanimously approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and unanimously recommends that stockholders of the Company accept the Offer and tender their Shares to Purchaser.

  As set forth in the Offer, the Merger Agreement and the Letter of Transmittal (the "OFFER DOCUMENTS"), the Purchaser will purchase shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

  STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION (AS DEFINED IN THE MERGER AGREEMENT) IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

  Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding shares are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Micron, Purchaser and the Company have agreed to use their best efforts to take, or cause to be taken, actions necessary, proper or advisable to consummate and make effective in the most expeditious manner possible the Merger and the transactions contemplated by the Merger Agreement. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

  The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 14, 1997, unless the Purchaser elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Micron on June 10, 1997 announcing the Merger and the Offer is filed as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

 (b) BACKGROUND OF THE OFFER; REASONS FOR THE RECOMMENDATION.

  Background of the Offer.

  The Company has historically manufactured and marketed high value-add, relatively high-margin proprietary servers and related products for use with the Novell NetWare platform. In late 1995 and during 1996, there was an unexpectedly rapid growth in demand for the Windows NT application networking solution and, during the same period, demand for Novell NetWare as an enterprise networking solution declined. The Company was unable to respond to this market shift in a timely manner by developing high value-add, differentiated product offerings in part because the Company's proprietary system architecture was not easily adaptable to the Windows NT platform. This resulted in sales continually decreasing during this period. In addition, during 1996 the Company developed a more industry standard product that could accommodate both the Novell NetWare and Microsoft Windows NT operating systems. This new platform was introduced in the fall of 1996 with value-added features for the Novell NetWare operating system and with standard features for the Microsoft Windows NT operating system. Then, in the spring of 1997, the Company's Windows NT product which incorporated value-added features was brought to market. Supporting both the proprietary and industry standard platforms and developing value-added products for both operating systems led to significantly increased operating expenses for the Company. The inability to differentiate the Microsoft Windows NT product offerings on the proprietary platform or the industry standard platform until the spring of 1997 led to narrower product margins. In light of these market and business difficulties faced by the Company, the Board considered from time to time various alternatives with a view toward increasing stockholder value.

  On September 24, 1996, the Company retained Cowen & Company ("COWEN") to assist with exploring the potential sale of the Company. The Company and Cowen identified a significant number of parties whom they believed might have an interest in acquiring the Company. From September 1996 through May 1997, the Company, and Cowen on the Company's behalf, contacted in excess of 20 potential acquirors of the Company to determine their level of interest in such an acquisition. Several such parties, after executing confidentiality agreements, expressed interest and performed due diligence on the Company.

  In October 1996, following due diligence, the Company began discussions with one of these parties ("PARTY 1"). These discussions failed to result in any agreement on a possible business combination.

  On January 29, 1997, after reviewing the adverse effects of the deteriorating market for many of the Company's products on the Company's financial condition and the Company's ability to obtain additional financing, the Board instructed the officers to use all available resources to pursue a sale of the Company or a strategic combination or partnership.

  On March 3, 1997, Robert VanNaarden, the Company's Vice President of Worldwide Sales, contacted a third party ("PARTY 2") to discuss a potential distribution arrangement. This conversation subsequently led to discussions about potential business combinations and meetings at the Company. Party 2 conducted technical and financial due diligence in March and April of 1997. On or about April 24, 1997, the Company was informed that Party 2 was also considering alternative acquisition strategies. On June 3, 1997, Party 2 indicated that it had decided not to pursue an acquisition of the Company.

  On April 14, 1997, the Company filed its annual report on Form 10-K which contained the report of the Company's independent auditors, which report contained a qualification that the Company's recurring net losses and negative cash flow raised substantial doubt about the Company's ability to continue as a going concern. Publication of the report increased customer concerns regarding the Company's viability which the Company believes adversely affected their purchasing decisions.

  On May 2, 1997, the Board met and discussed the current status of discussions between the Company and third parties. After a review of the financial condition of the Company and its prospects as a going concern, the Board instructed the officers of the Company to begin formulating plans to liquidate the Company should it fail to obtain additional financing or should discussions with third parties prove unavailing.

  On May 7, 1997, Robert Puette, President and Chief Executive Officer of the Company, spoke with a senior executive officer of another third party ("PARTY 3") to discuss a potential acquisition of the Company. Party 3 performed due diligence, product review and management interviews from May 14, 1997 through May 20, 1997. On May 21, 1997, Party 3 informed the Company that it had decided not to pursue an acquisition of the Company.

  In late April 1997, David Averett, a Company sales representative, contacted Gene Thomas, Vice President, Business Development of Micron, to discuss a potential distribution relationship. On May 6, 1997, Paul Peterson, Director of Engineering of Micron and Dan Burton, Micron's Server Product Group Manager, were provided with a demonstration of the Company's products at an industry trade show.

  From May 8, 1997 through May 15, 1997, officers of the Company and Micron planned a meeting at the Company's offices. On May 15, 1997, Mr. Thomas and George Minow, Director of Strategic Planning of Micron (by telephone) met with Mr. Puette, and Randy Meyer, Vice President of Business Development of the Company. The Company presented information about the Company's products and technology, and the parties discussed the potential benefits of a business combination.

  On May 21, 1997 and May 22, 1997, Company management and technical personnel met with Micron at Micron's principal offices in Nampa, Idaho to continue the due diligence process. On May 22, 1997, Joseph Daltoso, Chief Executive Officer of Micron and Mr. Puette met to discuss the potential strategic benefits Micron could derive from a business combination and considered the nature of ongoing operations of the Company following an acquisition.

  On May 23, 1997, Mr. Minow called Dan McCammon, Chief Financial Officer of the Company, Ms. Dixie Lopes, Manager, Financial Planning and Analysis of the Company, Hitesh Shah, Product Manager of the Company, and Mr. Meyer to obtain additional financial and product information from the Company.

  From May 28, 1997 through May 30, 1997, Micron performed technical due diligence on the Company's products at its Nampa offices. On May 29, 1997, T. Erik Oaas, Vice President, Finance and Chief Financial Officer of Micron, Mr. Minow and Mr. Thomas met at Micron's offices with Steve Huey, Vice President of Marketing of the Company, Mr. Shah and a customer service engineer to evaluate a pre-production version of the Company's next generation product. On May 30, 1997, members of the Company's sales force made a presentation to Micron at Micron's offices.

  On May 30, 1997, Mr. Daltoso met with Mr. Puette, Mr. McCammon and Bulent Erbilgin, Vice President of Product Development, at the Company's offices to further discuss the merits of an acquisition and to tour the Company's facilities. On June 4, 1997, Mr. Puette met with Mr. Daltoso and Steven Appleton, a Director of Micron at Micron's principal offices to discuss further the merits of a potential acquisition.

  From March 1997 through May 1997, in addition to ongoing discussions with these entities, including Micron, Mr. Puette contacted several additional parties, including Party 1, to see if such parties had any interest in acquiring the Company. None of these parties expressed interest in discussing a possible business combination. During that time and through the beginning of June 1997, Mr. Puette regularly advised the other members of the Board as to the status of discussions with potential acquirors and/or business partners, as well as the substance thereof.

  From June 5, 1997 through June 8, 1997, Micron continued to conduct legal and financial due diligence and representatives of both companies began to negotiate the principal terms of a potential merger agreement. On June 8, 1997, Micron indicated that, subject to further due diligence and the commitment of key executives of the Company to remain with the Company following an acquisition, it was prepared to commence an all cash tender offer for the Company at or slightly below $1.00 per Share, to license the Company's technology for payments of approximately $1,500,000 and would provide the Company with certain financial assistance following the signing of a definitive merger agreement.

  The Board had a telephonic meeting on June 8th to consider Micron's proposal. After discussion regarding, among other things, Micron's proposal, the Company's current and projected financial condition, the lack of other bidders after receiving Cowen's verbal opinion to the Board that the proposed consideration to be received by holders of the Company's Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to its stockholders (other than Micron) (Cowen subsequently confirmed its oral opinion by delivery of its written opinion dated June 9, 1997), and based upon a number of factors related to both price and terms, the Board authorized the officers of the Company to negotiate and execute definitive agreements with Micron providing for a cash tender offer at a price of $1.00 per Share. In rendering its opinion, Cowen relied, without independent verification, upon the Company's management with respect to the accuracy and completeness of the financial and other information furnished to it. Following subsequent due diligence, and finalization of the terms of definitive agreements by representatives of the parties, definitive agreements were signed on behalf of Micron and the Company early in the morning of June 10, 1997.

  The Board met again on June 13, 1997 and unanimously reconfirmed its approval of the Offer and the Merger and resolved to recommend that stockholders of the Company accept the Offer and tender their Shares to Purchaser.

  Reasons for the Recommendation.

  At the June 8, 1997 Board meeting, the Board unanimously (i) approved the Offer, the Merger, the Stock Option Agreement and the License Agreement (the "TRANSACTIONS"), (ii) determined that the Transactions are fair to, and in the best interests of, the stockholders of the Company, and (iii) resolved to recommend that stockholders accept the Offer and tender their Shares.

  The Board's decision to approve the Transactions was, among other things, based upon its analysis of the Company's current financial condition, recent operating results, the unavailability of alternative financing options, the absence of competing bids to acquire the Company and management's cash flow projections (including the working capital required to continue to operate the Company as a going concern).

  At the Board's June 8, 1997 meeting, the Company's management reviewed with the Board the Company's current financial condition. According to the unaudited interim financial statements prepared by management, the Company's net losses for the five-month period ended May 31, 1997 totaled approximately $17,488,000 or $1.26 per share, the Company's cash balances had decreased from $14,011,000 at December 31, 1996 to $146,000 at May 31, 1997. The book value of the Company declined from $21,060,000 at March 29, 1997 to $14,672,000 at May 31, 1997 and the Company's management reported to the Board that, without additional funding, the Company's book value would likely continue to decline at similar rates. Management also reported that sales for the second quarter of 1997 were significantly lower than expected mainly as a result of customers' concerns as to the Company's future financial viability. The Board noted that management's sales and expense forecasts and anticipated funding requirements indicated that the Company would be unable to continue to operate as a going concern and continue the development, manufacture and marketing of its products without additional funding, which management advised the Board was unavailable from either third parties or its current lender since, among other things, the Company was in default under its current credit agreement. The Board determined that, in the absence of the Merger, the funds to be received under the License Agreement, and other financial assistance to be made available to the Company by Micron, the Company would likely be required to liquidate in the near term. Management also informed the Board of its belief that in a liquidation stockholders would likely receive significantly less than the $1.00 per Share being offered by Micron, and most likely little, if anything.

  In arriving at its decision to approve the Transactions and to recommend acceptance of the Offer, the Board also considered, (i) the proposed terms and conditions of the Merger Agreement and License Agreement, including the amount and form of the consideration; (ii) the recent historical market prices of the Shares; (iii) the Board's knowledge of the business, operations, prospects, properties, assets and losses of the Company; (iv) the likelihood that the proposed Offer and Merger would be consummated, including the experience, reputation and financial condition of Micron as well as the proposed conditions to the offer and the Merger; (v) the risks and uncertainties inherent in attempting to properly time and manage a liquidation; (v) the number of potential bidders contacted and the bidding process employed; and
(vi) the fact that pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited takeover proposal (as defined in the Merger Agreement) to acquire the Company, to the extent that the Board determines in good faith, after consultation with outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under Delaware Law; and (vi) the oral opinion of Cowen, delivered at the June 8th Board meeting, to the effect that, as of such date and subject to certain matters set forth in Cowen's written opinion, the $1.00 in cash per Share to be received by the holders of Shares in the Offer that the Merger is fair, from a financial point of view, to the Company's stockholders (other than Micron). Cowen subsequently confirmed its oral opinion by delivery of its written opinion dated June 9, 1997.

  THE FULL TEXT OF COWEN'S WRITTEN FAIRNESS OPINION IS FILED AS EXHIBIT (a)(4) TO THIS SCHEDULE 14D-9 AND IS ALSO ATTACHED HERETO AS ANNEX B. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY. COWEN'S OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH THEIR CONSIDERATION OF THE AGREEMENT AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY HOLDERS OF COMPANY COMMON STOCK (OTHER THAN MICRON) PURSUANT TO THE OFFER AND THE MERGER. COWEN'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO SELL THEIR SHARES IN THE OFFER PURSUANT TO THE AGREEMENT.

  IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE BOARD RESOLVED UNANIMOUSLY TO APPROVE THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RESOLVED UNANIMOUSLY TO RECOMMEND THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER. IT IS EXPECTED THAT IF SHARES ARE NOT ACCEPTED FOR PAYMENT BY THE PURCHASER IN THE OFFER, AND IN THE ABSENCE OF AN ALTERNATIVE TRANSACTION TO ACQUIRE THE COMPANY OR THE INFUSION OF ADDITIONAL CAPITAL, THE COMPANY WILL MOST LIKELY ACT TO LIQUIDATE AND WIND-UP OPERATIONS.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company retained Cowen to provide financial advisory services in connection with a possible business transaction for the Company. Pursuant to a letter agreement dated September 24, 1996 between the Company and Cowen, the Company, as compensation for such services, has agreed to pay Cowen a non-refundable retainer fee of $50,000. In addition, Cowen will be entitled to receive a transaction fee of $500,000 (against which any portions of the retainer fee previously paid will be credited) for acting as the Company's financial advisor in the event that a majority of the outstanding shares of the Company are acquired pursuant to the Offer. The Company has also agreed to reimburse Cowen for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Cowen and its directors, officers, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement as financial advisor.

  Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

  (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The information contained in Exhibits (a)(1), (a)(2), (a)(4) and (a)(5) referred to in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)      Offer to Purchase dated June 16, 1997.*
 (a)(2)      Letter of Transmittal.*
 (a)(3)      Press release issued by the Company and Micron on June 10, 1997.
 (a)(4)(/1/) Fairness Opinion of Cowen dated June 9, 1997.*
 (a)(5)      Letter to Stockholders dated June 16, 1997 from Robert L. Puette,
             Chairman of the Board of Directors and Chief Executive Officer of the Company.*
 (c)(l)      Agreement and Plan of Merger, dated as of June 10, 1997, among
             Micron, the Purchaser and the Company.
 (c)(2)      Form of Indemnification Agreement.
 (c)(3)(/2/) Certificate of Incorporation of the Company, as amended to date.
 (c)(4)(/2/) The Bylaws of the Company.
 (c)(5) Stock Option Agreement, dated as of June 10, 1997, between Micron and the Company.
 (c)(6) Technology License Agreement, dated as of June 10, 1997, between the Company and Micron.
 (c)(7)      Form of Change of Control Agreement.
 (c)(8)      Form of Additional Agreement.
 (c)(9)      Employment Term Sheet between Micron and Terry Hartsfield dated
             June 9, 1997.
 (c)(10)     Employment Term Sheet between Micron and Bulent Erbilgin dated
             June 9, 1997.
 (c)(11)     Employment Term Sheet between Micron and Robert Puette dated June
             9, 1997.
 (c)(12)     Employment Term Sheet between Micron and Steven Huey dated June
             10, 1997.
 (c)(13)     Executive Bonus Plan adopted by the Board of Directors on May 2,
             1997.

--------
*  Included in copies mailed to stockholders.
(1) Attached hereto as Annex B.
(2) Incorporated by reference to an exhibit of the Company's Registration Statement on Form S-1 (Registration No. 33-47259) as amended.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          NETFRAME SYSTEMS INCORPORATED

                                                   /s/ Robert L. Puette
                                          By___________________________________
                                                     ROBERT L. PUETTE
                                               President and Chief Executive
                                                          Officer

Dated: June 16, 1997

                                                                        ANNEX A

                             [LOGO OF NETFRAME]

                        NETFRAME SYSTEMS INCORPORATED
                              1545 BARBER LANE,
                         MILPITAS, CALIFORNIA 95035

                      INFORMATION STATEMENT PURSUANT TO
                       SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about June 16, 1997 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") of NetFRAME Systems Incorporated (the "COMPANY") to the holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "SHARES") at the close of business on or about June 16, 1997. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company.

  On June 10, 1997, the Company, Micron Electronics, Inc., a Minnesota corporation ("MICRON") and Payette Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Micron (the "PURCHASER"), entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") in accordance with the terms and subject to the conditions of which (i) Micron will cause the Purchaser to commence a tender offer (the "OFFER") for all outstanding Shares at a price of $1.00 per Share, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "MERGER"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Micron.

  The Merger Agreement requires the Company to use all reasonable efforts to cause the directors designated by Micron to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers of the Company."

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 16, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 14, 1997, unless the Offer is extended.

  The following information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                 BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                                  THE COMPANY

GENERAL

  The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of June 6, 1997, there were 13,978,445 Shares outstanding. The Company's Board of Directors currently consists of one class with four (4) members. At each annual meeting of stockholders, all of the directors are elected for one-year terms. The officers serve at the discretion of the Board.

  Pursuant to the Merger Agreement, promptly upon the purchase by the Purchaser of such number of Shares which satisfies the Minimum Condition (as defined in Exhibit (a)(1) to the Schedule 14D-9) and from time to time thereafter, Micron shall be entitled to designate a majority of the members of the Company's Board of Directors (the "MICRON DESIGNEES"). The Merger Agreement states that Micron shall be entitled to designate for appointment or election to the Company's Board of Directors, upon written notice to the Company, such number of persons so that the Micron Designees constitute the same percentage (but in no event less than a majority) of the Company's Board of Directors as the percentage of Shares acquired in connection with the Offer. The Merger Agreement further requires that the Company will promptly increase the size of the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable the Micron Designees to be elected to the Board of Directors and shall cause the Micron Designees to be so elected.

  Micron has informed the Company that it will choose the Micron Designees from the Micron directors and executive officers listed below. Micron has informed the Company that each of the Micron Designees has consented to act as a director, if so designated. Biographical information concerning each of the Micron Designees is presented below. The following biographical information provided herein regarding Micron, the Purchaser, and any Micron Designees has been furnished by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

  Joseph M. Daltoso (35) has served as Chairman of the Board, President and Chief Executive Officer of Micron since April 17, 1995. In August 1994, Mr. Daltoso was named Chief Executive Officer of Micron Custom Manufacturing Services, Inc. ("CMS"), then a wholly-owned subsidiary of Micron Technology, Inc. ("MTI"). In July 1992, Mr. Daltoso was named Chairman of the Board of Directors of CMS. Mr. Daltoso served as MTI's Memory Applications Group Manager from May 1990 until April 1992, when he was named President and a director of CMS.

  T. Erik Oaas (43) has served as Executive Vice President, Finance and Chief Financial Officer and a director since January 28, 1997, and served as Vice President, Finance, Chief Financial Officer and a director of Micron from April 7, 1995 to January 28, 1997. Mr. Oaas served as the Administration Manager of MTI's Memory Applications Group from July 1988 to April 1992, and as the Administration Manager of CMS from April 1992 until July 1992, when he was named Vice President, Finance and Treasurer, and a director of CMS.

  Gregory D. Stevenson (36) has served as Executive Vice President, Operations and Chief Operating Officer and a director since January 28, 1997, and served as Executive Vice President, Operations, and a director of Micron from July 1995 to January 28, 1997. On April 7, 1995, Mr. Stevenson was appointed Vice President, Nampa Operations of Micron. In August 1993, Mr. Stevenson was appointed Vice President, Operations of CMS. In July 1992, he was appointed Vice President, Component Recovery of CMS, and in September 1992, was also appointed a director of CMS. Mr. Stevenson joined CMS as Component Recovery Business Unit Manager. Mr. Stevenson served as MTI's Partials Business Unit Manager from April 1990 until April 1992.

  Brian C. Klene (39) has served as Micron's Executive Vice President, Sales and Marketing since July 1995. Prior to being appointed to that position, Mr. Klene served as National Sales Manager of MTI beginning in January 1991. Mr. Klene was named Regional Sales Manager for MTI in July 1990. Mr. Klene joined MTI in January 1989 as Director, Sales and Marketing of its Memory Applications Group.

  None of the Micron Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company, or (iii) to the best of Micron's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Micron that, to the best of Micron's knowledge, none of the Micron Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

  Biographical information concerning each of the Company's current directors and executive officers as of June 16, 1997 is presented on the following pages.

 NAME                               DIRECTOR SINCE AGE POSITIONS AND OFFICES HELD WITH THE COMPANY
 ----                               -------------- --- -------------------------------------------
 DIRECTORS
 ---------
 Robert L. Puette                        1992      55  Chairman of the Board, President and
                                                       Chief Executive Officer
 Gordon E. Eubanks, Jr. (1)(2)           1992      50  Director
 Edward R. Kozel (1)                     1996      42  Director

 EXECUTIVE OFFICERS
 ------------------
 Dan McCammon                                      48  Vice President, Chief Financial
                                                       Officer and Secretary
 Steven Huey                                       44  Vice President, Marketing
 Terry Hartsfield                                  53  Vice President, Customer Satisfaction
                                                       and Chief and Chief Quality Officer
 Bulent Erbiligin                                  42  Vice President, Engineering

----------------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

  Robert Puette has served as Chairman of the Board and President of the Company since February 1996, President and Chief Executive Officer of the Company since January 1995 and as a director of the Company since June 1992. From November 1993 to December 1994, Mr. Puette was an independent consultant in the computer and networking fields. From June 1990 to October 1993, he served as Senior Vice President of Apple Computer, Inc. and President of Apple USA Division. From June 1966 to June 1990, Mr. Puette held various senior management positions at Hewlett-Packard Company, most recently as General Manager of Hewlett-Packard's Personal Computer Group. Mr. Puette is also a director of Cisco Systems, Inc. and Quality Semiconductor, Inc.

  Gordon Eubanks, Jr. has served as director of the Company since June 1992. Since 1983, he has served as President, Chief Executive Officer and a member of the Board of Directors of Symantec Corporation, a personal computer software company. Prior to founding Symantec Corporation in November 1983, Mr. Eubanks was Vice President of Digital Research Inc.'s commercial systems division. Mr. Eubanks is also a director of TrueVision Inc. On February 26, 1993, criminal indictments were filed against Mr. Eubanks for allegedly violating various California Penal Code Sections relating to the misappropriation of trade secrets and unauthorized access to a computer system. On August 23, 1993, the Court recused the District Attorney's Office from prosecution of the action. On October 5, 1993, the State Attorney General and the District Attorney's Office filed a Notice of Appeal of the Order, and that appeal was argued on July 11, 1995. On September 8, 1995, the Court of Appeals reversed the recusal order. A petition for review of this decision by the California Supreme Court was granted on December 14, 1995. On November 19, 1996, the criminal indictments were dismissed at the request of the District Attorney.

  Edward Kozel has served as a director of the Company since April 1996. Since 1989, he has held various senior management positions with Cisco Systems, Inc., the world's leading supplier of enterprise internetworking solutions, and presently is Vice President, Business Development, and Chief Technical Officer.

  Dan McCammon joined the Company in May 1996 as Vice President, Chief Financial Officer and Secretary. From November 1994 to May 1996, Mr. McCammon was a consultant offering financial and general business services to software developers, internet service providers and a computer hardware manufacturer. From October 1992 to October 1994, he served as Chief Financial Officer of McAfee Associates, Inc., a software company. From September 1991 to May 1992, Mr. McCammon was employed at Authorware, Inc., a multimedia software company, as Chief Financial Officer. From April 1987 to August 1991, he was employed at Claris Corporation, a software company, as Chief Financial Officer. Mr. McCammon received a degree in business administration from North Texas State University.

  Bulent Erbilgin joined the Company in April 1996 as Vice President, Engineering. Prior to joining the Company, he was employed at MasPar Computer Corporation, a supercomputer manufacturer, where he held various senior management positions, most recently as Vice President, Engineering, from June 1990 to February 1996. From February 1985 to May 1990, Dr. Erbilgin was employed at Zycad Corporation/Silicon Solutions Corporation, a computer manufacturer and Computer Aided Design (CAD) software development company, where he served in several senior management positions, most recently as Software Department Manager. Dr. Erbilgin received a B.S. degree in electrical engineering from Istanbul Technical University, Istanbul, Turkey, a M.S. degree in computer science and a Ph.D. in electrical engineering from Stanford University.

  Terry Hartsfield joined the Company in April 1995 as Vice President, Customer Satisfaction and Chief Quality Officer. From 1994 to 1995, he was employed at Nova Controls, a microprocessor based industrial controls firm, as President and Chief Executive Officer. From 1992 to 1994, Mr. Hartsfield was a management consultant for small companies and start-ups, offering solutions for process development and new product introduction. From 1986 to 1992, he held various director level positions in quality, service and support at Sun Microsystems. Prior to Sun Microsystems, Mr. Hartsfield held various financial and operating management positions at Apollo Computers and Digital Equipment Corporation. Mr. Hartsfield received a B.A. degree in accounting from Northeastern University.

  Steven Huey joined the Company in January 1996 as Vice President, Marketing. From 1994 to 1995 he was employed at Zenith Data Systems as Vice President Marketing. From 1988 to 1994, Mr. Huey held various executive management positions with Epson America Incorporated. From 1973 to 1987, he held a variety of sales and marketing positions at IBM Corporation. Mr. Huey received a B.S. degree in business management from California State University, Long Beach.

  Except as set forth below, each of the nominees has been engaged in his principal occupation set forth above during the past five years. The Company's executive officers serve at the discretion of, the Board of Directors. Each executive officer is a full time employee of the Company. There is no family relationship between any executive officer or director of the Company.

BOARD MEETINGS AND COMMITTEES

  During the fiscal year ended December 31, 1996, the Board of Directors of the Company held a total of ten (10) meetings. During this period, each director attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board on which he served.

  The Company has an Audit Committee and a Compensation Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee.

  The Audit Committee, which currently consists of Messrs. Eubanks and Kozel, reviews the results and scope of the audit and other services provided by the Company's independent auditors. This Committee held five (5) meetings during fiscal year 1996.

  The Compensation Committee, which currently consists of Mr. Eubanks, provides recommendations concerning salaries and incentive compensation for employees of and consultants to the Company. During fiscal year 1996, the Compensation Committee held two (2) meetings.

COMPENSATION OF DIRECTORS

  Each non-employee member of the Company's Board of Directors receives $750 for each Board and committee meeting attended. Non-employee directors also participate in the 1992 Directors' Stock Option Plan. The plan provides for the one-time grant of a nonstatutory stock option to purchase 30,000 shares of Common Stock to each of the Company's non-employee directors on the date on which such person is first elected as a director of the Company. The one-time grant vests ratably over three years from the date of grant. The plan also provides for automatic, yearly grants of a nonstatutory stock option to purchase 5,000 shares of Common Stock to each of the Company's non-employee directors, with the first such grant to be made on the third anniversary of the date upon which each such non-employee director first became a director. These annual options vest 12 months from the date of grant. The plan provides that the exercise price of the options may not be less than the fair market value of the Common Stock on the date of grant of the options.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the Company's four other highest-paid executive officers, determined as of the end of the last fiscal year ("NAMED EXECUTIVES"), for services rendered in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994, respectively. No executive officer who would have otherwise been included in such table on the basis of salary and bonus earned for the 1996 fiscal year has resigned or terminated employment during the fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                            OTHER ANNUAL
                                ANNUAL COMPENSATION         COMPENSATION
                                ---------------------  -------------------------
                                                       SECURITIES    ALL OTHER
NAME AND PRINCIPAL       FISCAL                        UNDERLYING   COMPENSATION
POSITION                  YEAR  SALARY($)   BONUS($)   OPTIONS(#)       ($)
------------------       ------ ----------  ---------  ----------   ------------
Robert L. Puette........  1996  $  313,750  $  47,063    90,000(4)     $2,375(1)
 Chairman, President and  1995     300,000     48,000   320,000         2,310(1)
 Chief Executive Officer  1994           0          0         0             0
Marty C. DiPietro (2)...  1996     174,000     21,924    40,500(4)      2,194(1)
 Vice President,
  Operations              1995     162,000     30,330    20,000         1,200(1)
                          1994     153,833     36,024    25,000         2,112(1)
Steve Huey..............  1996     188,431     23,742    72,000(4)     34,582(3)
 Vice President,
  Marketing               1995           0          0         0             0
                          1994           0          0         0             0
Terry Hartsfield........  1996     163,333     21,266    36,000(4)      1,094(1)
 Vice President,
  Customer Satisfaction   1995      96,564     21,700    60,000             0
 and Chief Quality
  Officer                 1994           0          0         0             0
Bulent Erbilgin.........  1996     131,250     18,008    63,000(4)      1,094(1)
 Vice President,
  Engineering             1995           0          0         0             0
                          1994           0          0         0             0

--------
(1) Includes salary deferred under the Company's 401(k) Plan.
(2) Mr. DiPietro resigned as Vice President, Operations in April 1997.
(3) This amount represents taxable relocation expenses.
(4) These grants represent 90% of the original grant amount based on repricing which occurred on January 15, 1997.

STOCK OPTIONS

                       OPTION GRANTS IN LAST FISCAL YEAR

  The following table provides information concerning the grant of stock options made during the last fiscal year to the Chief Executive Officer and the Named Executives. No stock appreciation rights were granted to these individuals during such year.

                                                                             POTENTIAL REALIZABLE
                                                                               VALUE AT ASSUMED
                                                                                ANNUAL RATES OF
                                                                                  STOCK PRICE
                                                                               APPRECIATION FOR
                                          INDIVIDUAL GRANTS                       OPTION TERM
                         --------------------------------------------------- ---------------------
                           NUMBER OF      % OF TOTAL
                           SECURITIES       OPTIONS     EXERCISE
                           UNDERLYING     GRANTED TO      PRICE
                            OPTIONS      EMPLOYEES IN   PER SHARE EXPIRATION
NAME                     GRANTED (#)(1) FISCAL YEAR (2) ($/SH)(3)    DATE      5%($)      10%($)
----                     -------------- --------------- --------- ---------- ---------- ----------
Robert L. Puette(6).....     90,000           6.1%       $2.625    1/15/07     $148,576 $  376,522
Marty DiPietro(5)(6)....     40,500           2.8         2.625    1/15/07            0          0
Steve Huey(6)...........     72,000           4.9         2.625    1/15/07      118,862    301,219
Terry Hartsfield(6).....     36,000           2.5         2.625    1/15/07       59,429    150,610
Bulent Erbilgin(6)......     63,000           4.3         2.625    1/15/07      104,000    263,567

----------------
(1) All options in this table were granted under the 1992 Stock Option Plan and have exercise prices equal to the fair market value on the date of grant. The options become exercisable over a period of four (4) years at a rate of 1/48th per month and expire 10 years from the date of grant.
(2) The Company granted options for 1,468,770 shares to employees in fiscal year 1996 under the 1992 Stock Option Plan.
(3) On January 15, 1997, the Board of Directors approved an option exchange program (the "REPRICING") under which holders of outstanding options with exercise prices above $2.625 per share were offered the opportunity to exchange their existing options for (i) new options with an exercise price of $2.625 per share with a six month "black-out" period on option exercises if they were general employees of the Company; and (ii) new options with an exercise price of $2.625 per share with a six-month "black-out" period and exchange of existing options for 90% of repriced option, if they were executive officers of the Company. The "black-out" period is defined as the time during which an optionee may not exercise his or her new option. If an optionee's employment with the Company terminates for any reason during the "black-out" period, no portion of the new option will be exercisable. However, during the "black-out" period vesting continues at the same rate as under the exchanged option.
(4) Potential realizable value assumes that the stock price increases from the date of grant until the end of the option term (10 years) at the annual rate specified (5% and 10%). Annual compounding results in total appreciation of 63% (at 5% per year) and 159% (at 10% per year). If the price of the Company's Common Stock were to increase at such rate from the fair market value of the underlying Common Stock at the date of the Repricing ($2.625 per share) over the next 10 years, the resulting stock price at 5% and 10% appreciation would be $4.28 and $6.81, respectively. The assumed annual rates of appreciation are specified in SEC rules and do not represent the Company's estimate or projection of future stock price growth. The Company makes no assurance or mandate to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option period will be at either of the assumed 5% or 10% levels, or at any other defined level.
(5) All unexercised options granted to Mr. DiPietro expired on May 30, 1997. Accordingly, no potential realizable value exists with respect to such terminated options.
(6) All information gives effect to and reflects the Repricing. Without giving effect to the Repricing, the number of securities underlying options, the % of total options granted to employees, the exercise price per share, the expiration date, and the potential realizable value at assumed annual rates of 5% and 10% stock price appreciation (assuming a value of $2.50, the market price of the Company's Common Stock at December 28, 1997):
    100,000, 6.8%, $5.00, 6/06/06, $157,225 and $398,430 for Mr. Puette;
    45,000, 3.1%, $5.00, 6/06/96, $0 and $0 for Mr. DiPietro; 80,000, 5.4%,
    $5.19, 1/30/06, $125,780 and $318,744 for Mr. Huey; 40,000, 2.7%, $5.00,
    6/06/06, $62,892 and $159,372 for Mr. Hartsfield; and 70,000, 4.8%,
    $4.375, 4/19/06, $110,061 and $278,901.

OPTION EXERCISES AND HOLDINGS

  The following table shows, for the Chief Executive Officer and each of the Named Executives, certain information concerning stock options exercised during fiscal year 1996 and the number of shares subject to both exercisable and unexercisable stock options as of December 28, 1996. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's Common Stock as of December 28, 1996.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                           SHARES                 OPTIONS AT FISCAL YEAR END       AT FISCAL YEAR END($)(1)
                         ACQUIRED ON    VALUE     ------------------------------   -------------------------
NAME                     EXERCISE(#) REALIZED ($) EXERCISABLE     UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
----                     ----------- ------------ -------------   --------------   ----------- -------------
Robert L. Puette........        0            0            183,333          266,667         0          0
Marty C. DiPietro(2)....    7,000      $25,200             45,819           64,306   $137.50          0
Steve Huey..............        0            0             18,333           61,667         0          0
Terry Hartsfield........        0            0             30,000           70,000         0          0
Bulent Erbiligin........        0            0             11,667           58,333         0          0

--------
(1) Market value of underlying securities based on the closing price of the Company's Common Stock on December 27, 1996 (the last trading day prior to the end of the fiscal year ended December 28, 1996) on the Nasdaq National Market of $2.50 minus the exercise price.

(2) Mr. DiPietro resigned as Vice President, operations in April 1994 and all options granted to him were unexercised and expired on May 30, 1997.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  In fiscal year 1996, Mr. Eubanks served as a member of the Compensation Committee. No member of the Compensation Committee is or was formerly an officer or an employee of the Company or its subsidiaries. Mr. Puette serves on the Compensation Committee of the Board of Directors of Cisco Systems, Inc. Mr. Kozel, an executive officer of Cisco Systems, Inc. is a member of the Board of Directors of the Company. No other interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of May 30, 1997 the beneficial ownership of Common Stock of the Company for the following individuals: (i) each person or entity who is known by the Company to be the beneficial owner of more than five (5) percent of the Company's outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each of the executive officers named in the Summary Compensation Table; and (iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

                                                                   APPROXIMATE
                                                         SHARES      PERCENT
                                                      BENEFICIALLY BENEFICIALLY
NAME                                                  OWNED (#)(1)    OWNED
----                                                  ------------ ------------
PRINCIPAL STOCKHOLDERS (2)
Heartland Advisors Inc. .............................  1,000,000       7.2%
 790 North Milwaukee St.
 Milwaukee, WI 53202
DIRECTORS
Edward R. Kozel (3)..................................     10,000         *
Robert L. Puette (4).................................    217,708       1.6%
Gordon E. Eubanks (5)................................     40,000         *
NAMED OFFICERS
Marty C. DiPietro (6)................................      1,245         *
Steve Huey (7).......................................     28,250         *
Terry Hartsfield (8).................................     42,395         *
Bulent Erbilgin (9)..................................     21,355         *
All directors and executive officers as a group (10)
(10 persons).........................................    438,932       3.1%

--------
 * Less than 1%.
(1) The number and percentage of shares beneficially owned is calculated under the rules of the Securities and Exchange Commission (SEC), and the information is not necessarily indicative of beneficial ownership for any other purpose. Such calculation is required by Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of May 30, 1997 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such power with his or her spouse) with respect to the shares shown as beneficially owned.
(2) This information was obtained from filings made with the SEC pursuant to Sections 13(d), 13(f) or 13(g) of the Securities Exchange Act of 1934, as amended.
(3) Includes 10,000 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.
(4) Includes 212,708 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.
(5) Includes 40,000 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.
(6) Mr. DiPietro resigned as Vice President, Operations in April 1997.
(7) Includes 28,250 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.

(8) Includes 41,375 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.
(9) Includes 21,355 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.
(10) Includes 430,717 shares purchasable under stock options that are exercisable within sixty days of May 30, 1997.

          CERTAIN TRANSACTIONS WITH EXECUTIVE OFFICERS AND DIRECTORS

  The matters set forth elsewhere in this Information Statement and in Item 3 of the Schedule 14D-9 are hereby incorporated by reference.

               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and ten percent stock owners are required by SEC regulation to furnish the Company with copies of all
Section 16(a) reports they file.

  Based solely upon its review of the copies of such reports furnished to the Company, or written representations from certain reporting persons, the Company believes that, with one exception, during the last fiscal year, all filing requirements applicable to the Company's officers, directors and ten percent shareholders were complied with. Mr. Terry Hartsfield, an officer of the Company, failed to timely file a Form 4 relating to his purchase of 20 shares of NetFRAME Common Stock. Such transaction was reported in May 1996.